SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ORAMED PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock, par value $0.012 per share

(Title of Class of Securities)

68403P203

(CUSIP Number)

David M. Slager

152 West 57th Street, 9th Floor

New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Regals Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,316,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,316,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68403P203	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Regals Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,316,328
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,316,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68403P203	13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON David M. Slager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 11,288
	8	SHARED VOTING POWER 1,316,328
	9	SOLE DISPOSITIVE POWER 11,288
	10	SHARED DISPOSITIVE POWER 1,316,328
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,327,616 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,316,328 shares of common stock and 11,288 shares of common stock issuable upon the exercise of outstanding stock options.

CUSIP No. 68403P203	13D/A	Page 5 of 7 Pages

This Amendment No. 1 to Schedule 13D, which amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2017, (as amended, the “Schedule 13D”) by Regals Capital Management LP, Regals Fund LP and David M. Slager (“Mr. Slager”) (collectively, the “Reporting Persons”), is being filed to reflect a material decrease in the percentage of the Common Stock, $0.012 par value per share (the “Common Stock”), of Oramed Pharmaceuticals Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons, in light of the issuance of shares of Common Stock of the Issuer pursuant to Securities Purchase Agreements entered into between the Issuer and each of three investors on July 2, 2018, as further described in the Issuer’s Current Report on Form 8-K filed with the SEC on July 5, 2018 and the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 12, 2018.

Item 1.	Security and Issuer.

This Amendment No. 1 relates to the Common Stock of the Issuer.

The principal executive offices of the Issuer are located at 142 W. 57th Street, 11th Floor, New York, NY 10019.

Item 2.	IdentiTy and Background.

There have been no material changes to the information previously reported in Item 2 of the Schedule 13D with respect to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

There have been no material changes to the information previously reported in Item 3 of the Schedule 13D with respect to the Reporting Persons.

Item 4.	Purpose of Transaction.

There have been no material changes to the information previously reported in Item 4 of the Schedule 13D with respect to the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

Regals Management and Regals Fund may be deemed to beneficially own 1,316,328 shares of Common Stock of the Issuer, which constitute 7.6% of the outstanding shares of Common Stock of the Issuer, based upon 17,362,615 shares of Common Stock issued and outstanding as of July 11, 2018, as reported in Issuer’s Form 10-Q filed on July 12, 2018.

Mr. Slager may be deemed to beneficially own 1,327,616 shares of Common Stock of the Issuer, which constitute 7.6% of the outstanding shares of Common Stock of the Issuer, based upon 17,362,615 shares of Common Stock issued and outstanding as of July 11, 2018, as reported in Issuer’s Form 10-Q filed on July 12, 2018. Such shares of Common Stock include 11,288 shares of Common Stock issuable upon the exercise of outstanding stock options.

CUSIP No. 68403P203	13D/A	Page 6 of 7 Pages

(b)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Regals Management:	0
Regals Fund:	0
Mr. Slager:	11,288

(ii)	Shared power to vote or to direct the vote:

Regals Management:	1,316,328
Regals Fund:	1,316,328
Mr. Slager:	1,316,328

(iii)	Sole power to dispose or to direct the disposition of:

Regals Management:	0
Regals Fund:	0
Mr. Slager:	11,288

(iv)	Shared power to dispose or to direct the disposition of:

Regals Management:	1,316,328
Regals Fund:	1,316,328
Mr. Slager:	1,316,328

(c)	No transactions have been effected by the Reporting Persons in the Issuer’s securities in the past 60 days.

(d)	No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There have been no material changes to the information previously reported in Item 6 of the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter Agreement, dated as of February 5, 2013, between Oramed Pharmaceuticals Inc. and David M. Slager. (Incorporated by reference to Oramed Pharmaceutical Inc.’s Annual Report on Form 10-K for the fiscal year ended August 31, 2016.)

99.2	Agreement of Joint Filing, dated as of February 14, 2017, by and among Regals Capital Management LP, Regals Fund LP, and David M. Slager.*

*Included as an exhibit to the Schedule 13D filed on February 14, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2018

Regals Capital Management LP
By: Regals Capital Holdings LLC, its general partner

By:	/s/ David M. Slager
Name:	David M. Slager
Title:	Managing Member

Regals Fund LP
By: Regals Fund GP LLC, its general partner

By:	/s/ David M. Slager
Name:	David M. Slager
Title:	Managing Member

David M. Slager

By:	/s/ David M. Slager

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).